Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-235898

Relating to Prospectus Supplement, dated May 23, 2024

Province of Manitoba

US$ 1,000,000,000 4.90% United States Dollar Debentures Series HI due May 31, 2034

Final Pricing Term Sheet

May 23, 2024

Issuer:	Province of Manitoba

Title:	4.90% United States Dollar Debentures Series HI due May 31, 2034

Existing Long-Term Issuer Ratings:	A+/Aa2 (S&P/Moody’s)*

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$1,000,000,000.00

Trade Date:	May 23, 2024

Settlement Date:	May 31, 2024 (T+5)

Maturity Date:	May 31, 2034

Interest Payment Dates:	November 30th and May 31st of each year, commencing on November 30th, 2024

Benchmark Treasury:	UST 4 3/8% due May 15, 2034

UST Spot (price, yield):	99-04 / 4.485%

Spread to Benchmark Treasury:	+45.0 bps

Spread to Mid Swaps:	+80 bps

Re-Offer Yield:	4.935% semi-annual

Coupon:	4.90% payable semi-annually

Re-Offer Price:	99.726%

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Total Proceeds:	US$ 997,260,000

Fees:	0.175%

All-In Price:	99.551%

All-In Yield:	4.957% semi-annual

Net Proceeds:	US$ 995,510,000

Day Count:	30/360, following unadjusted

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II).

Governing Law:	The laws of the Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Prospectus and Prospectus Supplement	Prospectus dated February 25,2020 and Preliminary Prospectus Supplement filed on May 23, 2024

Joint Lead Managers and Bookrunners:	BMO Capital Markets Corp. CIBC World Markets Corp. National Bank of Canada Financial Inc. Scotia Capital (USA) Inc.

Co-Managers:	Casgrain & Company Limited Canaccord Genuity Corp. Deutsche Bank AG HSBC Bank plc RBC Capital Markets, LLC TD Securities (USA) LLC

Billing and Delivering:	Scotia Capital (USA) Inc.

CUSIP / ISIN:	563469 VF9 / US563469VF90

Stabilization:	Reg. M/FCA/ICMA

Legends:

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BMO Capital Markets Corp., toll free, at 1-866-864-7760; CIBC World Markets Corp., toll free, at 1-800-282-0822; National Bank of Canada Financial Inc., toll free, at 1-416-869-8635; or Scotia Capital (USA) Inc., toll free, at 1-800-372-3930.

MiFID II and UK MiFIR – professionals/ECPs-only/No PRIIPS or UK PRIIPS KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPS or UK PRIIPS key information document (KID) has been prepared as not available to retail in EEA or UK.

United Kingdom Legend

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, or (iii) are outside the United Kingdom (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.